                                                                RULE 424(b)(3)
                                                    REGISTRATION NO.  333-6239


                         SUPPLEMENT DATED SEPTEMBER 17, 1996
                           TO PROXY STATEMENT-PROSPECTUS OF
                           COMMUNITY FIRST BANKSHARES, INC.
                             AND FINANCIAL BANCORP, INC.
                                DATED AUGUST 15, 1996


    As described in the Proxy Statement-Prospectus dated August 15, 1996, under "Recent Developments Regarding CFB", CFB and Mountain Parks Financial Corp. ("Mountain Parks") of Denver, Colorado, executed a Merger Agreement on June 25, 1996. Under the terms of the agreement, upon the satisfaction of various conditions, Mountain Parks will be merged into CFB. In the merger, CFB will exchange 1.275 shares of its Common Stock for each share of Mountain Parks Common Stock, which is expected to result in the issuance of approximately 5.2 million shares of CFB Common Stock to holders of Mountain Parks Common Stock. Completion of the merger is subject to regulatory approvals and approval by shareholders of both companies, as well as certain other conditions, and is expected to be completed in the fourth quarter of 1996 or the first quarter of 1997.

    Attached to this Supplement as Appendix A is Unaudited Pro Forma Condensed Combined Financial Information, which shows the expected impact of the proposed acquisition of Mountain Parks on CFB's historical financial position and result of operations.

    Also enclosed for the information of shareholders of Financial Bancorp, Inc., are (i) the Annual Report to Shareholders of Mountain Parks for the year ended December 31, 1995, and (ii) the quarterly report of Mountain Parks on Form 10-QSB for the quarter ended June 30, 1996.

                                                                     APPENDIX A


                           PRO FORMA FINANCIAL INFORMATION

                                                                          Page
                                                                          ----

Unaudited Pro Forma Condensed Combined Financial
    Information of Community First Bankshares, Inc.. . . . . . . . . . .  A-2

Condensed Pro Forma Combined Balance Sheet - June 30, 1996 . . . . . . .  A-3

Condensed Pro Forma Combined Statements of Income - Six Months Ended
    June 30, 1996. . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-4

Condensed Pro Forma Combined Statements of Income -
    Year ended December 31, 1995 . . . . . . . . . . . . . . . . . . . .  A-5

Condensed Pro Forma Combined Statements of Income -
    Year ended December 31, 1994 . . . . . . . . . . . . . . . . . . . .  A-6

Condensed Pro Forma Combined Statements of Income -
    Year ended December 31, 1993 . . . . . . . . . . . . . . . . . . . .  A-7

             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

    The following unaudited pro forma condensed combined financial statements and explanatory notes are presented to show the impact on CFB's historical financial position and results of operations of the Merger and the proposed acquisition of Mountain Parks. The Merger is reflected in the unaudited pro forma condensed combined financial information under the pooling of interests method of accounting. See "The Merger - Accounting Treatment."

    The unaudited pro forma condensed combined balance sheet assumes that the acquisition was consummated on June 30, 1996, and the unaudited pro forma condensed combined statement of income assumes that the acquisition was consummated at the beginning of each period. The balance sheet and the statements of income for certain periods also include the results of operations of High Plains Bank Corp. ("Kiowa"), the holding company of Kiowa State Bank, Kiowa, Colorado, which was acquired by Mountain Parks on July 31, 1996.
Mountain Parks acquired 100% of the capital stock of Kiowa for cash consideration of $7,184,000. Mountain Parks accounted for this transaction as a purchase. Such financial statements assume that the acquisition of Kiowa by Mountain Parks was consummated at the beginning of each period for which the results of Kiowa are presented.

    The pro forma information should be read in conjunction with the historical financial statements (including the related notes thereto) and the financial data regarding CFB and Mountain Parks incorporated by reference. The pro forma information is not necessarily indicative of the results of operations or combined financial position that would have resulted had the acquisitions been consummated at the beginning of the periods for which an income statement is presented, nor is it necessarily indicative of the results of operations of future periods or future combined financial position.

                      CONDENSED PRO FORMA COMBINED BALANCE SHEET
                                    JUNE 30, 1996
                                (Dollars in thousands)
                                     (Unaudited)

                                                                                                    Eliminations and
                                                                                                       Adjustments
                                                 Community First     Mountain Parks                ------------------    Pro Forma
                                                 Bankshares, Inc.    Financial Corp.     Kiowa     Debit       Credit     Combined
                                                 ----------------    ---------------     -----     ------      ------    ---------
Cash and due from banks                           $     81,676       $  30,909       $  3,526                $ 7,184(2)  $ 108,927
Federal funds sold and securities purchased
  under agreement to resell                                860               0          7,440                                8,300
Interest-bearing deposits                                1,461               0            126                                1,587
Available-for-sale securities                          409,076          90,640         10,315                              510,031
Held-to-maturity securities                            215,446           8,051          2,458                              225,955
Loans                                                1,541,374         310,055         26,884                            1,878,313
  Less: Allowance for loan losses                      (20,621)         (3,374)          (394)                             (24,389)
                                                  ------------       ---------       --------                            ---------
  Net loans                                          1,520,753         306,681         26,490                            1,853,924
Bank premises and equipment                             42,891          16,624          2,292                               61,807
Other assets                                            69,065          24,685            565       3,842(2)                98,157
                                                  ------------       ---------       --------                            ---------
  TOTAL ASSETS                                    $  2,341,228       $ 477,590       $ 53,212                           $2,868,688
                                                  ------------       ---------       --------                            ---------
                                                  ------------       ---------       --------                            ---------

Deposits                                          $  1,952,115       $ 370,279       $ 49,489                           $2,371,883
Federal funds purchased and securities sold
  under agreements to repurchase                        68,512               0              0                               68,512
Other short-term borrowings                            105,593          37,414              0                              143,007
Long-term debt                                          27,586          11,500            300         300(2)                39,086
Other liabilities                                       23,572           7,012            381                               30,965
                                                  ------------       ---------       --------                           ----------
  TOTAL LIABILITIES                                  2,177,378         426,205         50,170                            2,653,453

Minority interest                                        1,236               0              0                                1,236
Stockholders' equity:
  Preferred stock                                       23,000               0              0                               23,000
  Common Stock                                             115               4              0           4(1)      47(1)        162
                                                                                                        0(2)


Capital surplus                                         42,349          23,701            809      23,701(1)  23,658(1)     66,007
                                                                                                      809(2)

Retained earnings                                       98,149          27,680          2,471       2,471(2)               125,829

Treasury stock                                            (999)              0           (238)                   238(2)       (999)
                                                  ------------       ---------       --------                           ----------
  TOTAL EQUITY                                         162,614          51,385          3,042                              213,999
                                                  ------------       ---------       --------   ---------  ---------    ----------

  TOTAL LIABILITIES AND EQUITY                    $  2,341,228       $ 477,590       $ 53,212   $  31,127  $  31,127    $2,868,688
                                                  ------------       ---------       --------   ---------  ---------    ----------
                                                  ------------       ---------       --------   ---------  ---------    ----------


_________________________
(1) Issuance of 4,753,477 shares of CFB Common Stock in exchange for the 3,728,218 outstanding shares of Mountain Parks Common Stock. The calculation is based on the Exchange Rate of 1.275 shares of CFB Common Stock for each share of Mountain Parks Common Stock outstanding.
(2) To record the purchase of High Plains Bank Corp. (Kiowa) by Mountain Parks for a purchase price of $7,184,000 including the recognition of goodwill.

                  CONDENSED PRO FORMA COMBINED STATEMENTS OF INCOME
                        FOR THE SIX MONTHS ENDED JUNE 30, 1996
                    (Dollars in thousands, except per share data)
                                     (Unaudited)


                                                                                                    Eliminations and
                                                                                                       Adjustments
                                                 Community First     Mountain Parks                ------------------    Pro Forma
                                                 Bankshares, Inc.    Financial Corp.     Kiowa     Debit       Credit     Combined
                                                 ----------------    ---------------     -----     ------      ------    ---------
Interest income                                       $ 89,017        $ 20,184        $ 1,944                            $ 111,145
Interest expense                                        39,601           5,921            662                               46,184
                                                      --------        --------        -------                            ---------
Net interest income                                     49,416          14,263          1,282                               64,961

Provision for loan losses                                2,115             216             24                                2,355
                                                      --------        --------        -------                            ---------
Net interest income after provision for
  loan losses                                           47,301          14,047          1,258                               62,606
Net gains on sales of investment
  securities                                                 0               0              0                                    0
Other noninterest income                                 9,663           2,954            292                               12,909
Noninterest expense                                     36,099          10,558            967         128(1)                47,752
                                                      --------        --------        -------                            ---------
Income before income taxes                              20,865           6,443            583                               27,763
Provision for income taxes                               7,057           2,382            168                                9,607
                                                      --------        --------        -------                            ---------
Net income                                              13,808           4,061            415                               18,156
Dividends on preferred stock                               805               0              0                                  805
                                                      --------        --------        -------                            ---------
Net income applicable to common equity                $ 13,003        $  4,061        $   415                            $  17,351
                                                      --------        --------        -------                            ---------
                                                      --------        --------        -------                            ---------
Earnings per common share:
  Primary                                                $1.12           $1.07          $2.89                                $1.05
  Fully diluted                                          $1.06           $1.07          $2.89                                $1.01

Average common shares outstanding:
  Primary                                           11,622,445       3,787,422        143,525                           16,451,408
  Diluted                                           13,084,108       3,795,325        143,525                           17,923,147



_________________________________
(1) Amortization of goodwill relative to the acquisition of High Plains Bank Corp. (Kiowa), by Mountain Parks, to be amortized over fifteen years.

                  CONDENSED PRO FORMA COMBINED STATEMENTS OF INCOME
                         FOR THE YEAR ENDED DECEMBER 31, 1995
                    (Dollars in thousands, except per share data)
                                     (Unaudited)


                                                                                                    Eliminations and
                                                                                                       Adjustments
                                                 Community First     Mountain Parks                ------------------    Pro Forma
                                                 Bankshares, Inc.    Financial Corp.     Kiowa     Debit       Credit     Combined
                                                 ----------------    ---------------     -----     ------      ------    ---------
Interest income                                     $  162,093       $  30,775       $  3,002                         $  195,870
Interest expense                                        73,945           8,946            961                             83,852
                                                     ---------        --------         ------                          ---------
Net interest income                                     88,148          21,829          2,041                            112,018

Provision for loan losses                                2,432             279              0                              2,711
                                                     ---------        --------         ------                          ---------
Net interest income after provision for
  loan losses                                           85,716          21,550          2,041                            109,307
Net gains on sales of investment
  securities                                                83                (31)          0                                 52
Other noninterest income                                17,708           4,728            424                             22,860
Noninterest expense                                     67,980          14,613          1,607     256(2)                  84,456
                                                     ---------        --------         ------                          ---------
Income before income taxes and cumulative
  effect of accounting change                           35,527          11,634            858                             47,763
Provision for income taxes                              12,708           4,500            218                             17,426
                                                     ---------        --------         ------                          ---------
Net income                                              22,819           7,134            640                             30,337
Dividends on preferred stock                             1,610               0              0                              1,610
                                                     ---------        --------         ------                          ---------
Net income applicable to common equity               $  21,209        $  7,134         $  640                          $  28,727
                                                     ---------        --------         ------                          ---------
                                                     ---------        --------         ------                          ---------
Earnings per common share:
  Primary                                                $1.85           $2.24          $4.46                              $1.85
  Fully diluted                                          $1.75           $2.17(1)       $4.46                              $1.76(1)

Average common shares outstanding:
  Primary                                           11,483,858       3,183,742        143,575                         15,543,129
  Diluted                                           13,029,614       3,330,538        143,575                         17,276,050



___________________________________
(1) Fully diluted earnings per common share reflects an $86,000 increase in net income attributed to the after tax effect of the interest expense associated with Mountain Parks Financial Corp. 7.375% convertible debentures.
(2) Amortization of goodwill relative to the acquisition of High Plains Bank Corp. (Kiowa), by Mountain Parks, to be amortized over fifteen years.

                  CONDENSED PRO FORMA COMBINED STATEMENTS OF INCOME
                         FOR THE YEAR ENDED DECEMBER 31, 1994
                    (Dollars in thousands, except per share data)
                                     (Unaudited)

                                                                                         Eliminations and
                                                                                            Adjustments
                                                 Community First     Mountain Parks      ------------------     Pro Forma
                                                 Bankshares, Inc.    Financial Corp.     Debit       Credit     Combined
                                                 ----------------    ---------------     ------      ------     ---------
Interest income                                     $  123,075       $  20,162                                 $  143,237
Interest expense                                        49,297           4,171                                     53,468
                                                     ---------        --------                                  ---------
Net interest income                                     73,778          15,991                                     89,769

Provision for loan losses                                1,839               0                                      1,839
                                                     ---------        --------                                  ---------
Net interest income after provision
  for loan losses                                       71,939          15,991                                     87,930
Net gains on sales of investment
  securities                                               348            (249)                                        99
Other noninterest income                                15,180           3,713                                     18,893
Noninterest expense                                     59,542          10,699                                     70,241
                                                     ---------        --------                                  ---------
Income before income taxes                              27,925           8,756                                     36,681
Provision for income taxes                              10,985           2,967                                     13,952
                                                     ---------        --------                                  ---------
Net income                                              16,940           5,789                                     22,729

Dividends on preferred stock                             1,091               0                                      1,091
                                                     ---------        --------                                  ---------
Net income applicable to common equity               $  15,849        $  5,789                                  $  21,638
                                                     ---------        --------                                  ---------
                                                     ---------        --------                                  ---------

Earnings per common share:
  Primary                                                $1.39           $2.32                                      $1.48
  Fully diluted                                           1.37           $2.03                                      $1.42(1)

Average common shares
  Primary                                           11,393,996       2,499,069                                 14,580,309
  Fully diluted                                     12,332,543       2,983,443                                 16,136,433


______________________________
(1) Fully diluted earnings per common share reflects an $261,000 increase in net income attributed to the after tax effect of the interest expense associated with Mountain Parks Financial Corp. 7.375% convertible debentures.

                  CONDENSED PRO FORMA COMBINED STATEMENTS OF INCOME
                         FOR THE YEAR ENDED DECEMBER 31, 1993
                    (Dollars in thousands, except per share data)
                                     (Unaudited)


                                                                                         Eliminations and
                                                                                            Adjustments
                                                 Community First     Mountain Parks      ------------------     Pro Forma
                                                 Bankshares, Inc.    Financial Corp.     Debit       Credit     Combined
                                                 ----------------    ---------------     ------      ------     ---------
Interest income                                       $106,299         $14,847                                $121,146
Interest expense                                        44,084           3,187                                  47,271
                                                      --------         -------                                --------
Net interest income                                     62,215          11,660                                  73,875

Provision for loan losses                                1,798             351                                   2,149
                                                      --------         -------                                --------
Net interest income after provision
  for loan losses                                       60,417          11,309                                  71,726
Net gains on sales of investment
  securities                                             1,312             598                                   1,910
Other noninterest income                                13,093           3,155                                  16,248
Noninterest expense                                     51,085           9,769                                  60,854
                                                      --------         -------                                --------
Income before income taxes                              23,737           5,293                                  29,030
Provision for income taxes                               8,809           1,966                                  10,775
                                                      --------         -------                                --------
Income before cumulative effect of accounting
  change                                                14,928           3,327                                  18,255
Cumulative effect of accounting change                     359               0                                     359
                                                      --------         -------                                --------
Net income                                              15,287           3,327                                  18,614
Dividends on preferred stock                                 0               0                                       0
                                                      --------         -------                                --------
Net income applicable to common equity               $  15,287        $  3,327                               $  18,614
                                                      --------         -------                                --------
                                                      --------         -------                                --------
Earnings per common share:
  Primary                                                $1.35           $1.53                                   $1.32
  Fully diluted                                           1.35           $1.42(1)                                $1.30(1)

Average common shares
  Primary                                           11,331,408       2,170,335                              14,098,585
  Fully diluted                                     11,335,365       2,400,915                              14,396,532



___________________________________
(1) Fully diluted earnings per common share reflects an $79,000 increase in net income attributed to the after tax effect of the interest expense associated with Mountain Parks Financial Corp. 7.375% convertible debentures.